Exhibit (a)(1)(c)

December 21, 2016

Dear Stockholder:

We are pleased to inform you that on November 21, 2016, Applied Micro Circuits Corporation (“AMCC”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MACOM Technology Solutions Holdings, Inc. (“MACOM”) and its wholly-owned subsidiaries Montana Merger Sub I, Inc. (the “Purchaser”) and Montana Merger Sub II, LLC, pursuant to which the Purchaser has commenced a tender offer to acquire all outstanding shares of our common stock for a price per share of $(i) 3.25 in cash (the “Cash Consideration”), and (ii) 0.1089 shares of MACOM Common Stock (the “Stock Consideration”, and together with the Cash Consideration, the “Transaction Consideration”).

If successful, the tender offer will be followed by the merger of the Purchaser with and into AMCC, with AMCC continuing as the surviving corporation in the merger. In the merger, all of AMCC’s outstanding shares (other than Shares held in treasury by AMCC, Shares directly or indirectly owned by MACOM and Shares owned by wholly-owned subsidiaries of AMCC), will be converted into the right to receive the same consideration as in the tender offer.

The Board of Directors of AMCC has unanimously determined that the transactions contemplated by the Merger Agreement, including the tender offer and merger, are fair to and in the best interests of AMCC and its Stockholders, and has unanimously approved and declared the Merger Agreement and the transactions contemplated thereby, including the tender offer and merger, advisable. Accordingly, the Board of Directors of AMCC has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously recommended to AMCC’s Stockholders that they accept the tender offer and tender their shares of AMCC common stock in the tender offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of AMCC’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated December 21, 2016, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, Eastern time, on January 25, 2017.

Sincerely,

Dr. Paramesh Gopi

Chief Executive Officer